FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant’s name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Consolidated Financial Statements of Performance Shipping Inc. (the “Company”) for the Six Months Ended June 30, 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333-271398), filed with the SEC with an effective date of May 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: July 26, 2024	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Performance Shipping Inc.

Unless otherwise specified herein, references to the “Company” or “we”, “us” and “our” shall include Performance Shipping Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2024

Our Operations

We have historically chartered our vessels to customers primarily pursuant to short-term and long-term time charters and on spot voyages, and also through pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Under our pool arrangements, the pool manager charters our vessels, prices the charters, and is required to pay all voyage costs, including port charges, fuel and canal tolls and to collect receivables. We receive a portion of the total revenues generated by the pool, net of expenses incurred by the pool, and the amount allocated to our participating vessel, is determined in accordance with an agreed-upon formula determined by the margins allocated to our participating vessel based on her age, design and other performance characteristics. In all three types of charters, we remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers, and to related party brokers when they are involved, for the arrangement of the relevant charter.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys, including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days, including ballast leg. We define operating days, including ballast leg, as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following tables reflect our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet, as well as a calculation for our TCE rates, for the periods indicated.

	For the six months ended June 30,
	2024	2023
Ownership days	1,274	1,448
Available days	1,274	1,408
Operating days	1,258	1,390
Fleet utilization	98.7%	98.7%
Time charter equivalent (TCE) rate	$32,414	$41,526
Daily vessel operating expenses	$7,790	$7,135

	For the six months ended June 30,
	2024	2023
	(in thousands of U.S. dollars, except for available days and TCE rate)
Voyage and time charter revenues	$42,879	$60,984
Less: voyage expenses	(1,584)	(2,515)

Time charter equivalent revenues	$41,295	$58,469

Available days	1,274	1,408
Time charter equivalent (TCE) rate	$32,414	$41,526

Voyage and Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days that our vessels operate, and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition, and specifications of our vessels;
•	levels of supply and demand in the shipping industry; and
•	other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, or through pool arrangements, generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot charters, or through pool arrangements, we mitigate our charter rates fluctuation exposure.

Currently, the vessels in our fleet are employed on time charter voyages or through pool arrangements. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that mainly include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels, while they are on the account of the charterer when vessels are time-chartered. Laid-up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 1.25% to 6.50% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and to Pure Brokerage and Shipping Corp. (or “Pure Brokerage”), a related party shipbroker.  Our in-house fleet manager, UOT, our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions or the war in Ukraine, which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel.

 Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for our tanker vessels from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker industry.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore-related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for under our Brokerage Services Agreement with Pure Brokerage. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of June 30, 2024, our aggregate outstanding debt, amounted to $51.5 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

The following table presents interim unaudited results of operations for the six month periods ended June 30, 2024 and 2023. This information was derived from the interim unaudited financial statements of operations for the respective periods.

Results of Operations	For the Six Months Ended June 30,
	2024	2023	Variation	% change
	in millions of U.S. dollars
Revenue	42.9	61.0	(18.1)	(30%)
Voyage expenses	(1.6)	(2.5)	0.9	(36%)
Vessel operating expenses	(9.9)	(10.3)	0.4	(4%)
Depreciation and amortization of deferred charges	(6.6)	(7.5)	0.9	(12%)
General and administrative expenses	(3.7)	(3.4)	(0.3)	9%
Reversal for credit losses	0.0	0.1	(0.1)	(100%)
Foreign currency losses	0.0	0.0	0.0	-
Interest and finance costs	(1.1)	(5.4)	4.3	(80%)
Interest income	1.6	1.2	0.4	33%
Changes in fair value of warrants’ liability	0.0	0.9	(0.9)	(100%)
Net income	21.6	34.1	(12.5)	(37%)

For the six months ended June 30, 2024, compared to the six months ended June 30, 2023

Net income for the six months ended June 30, 2024, amounted to $21.6 million, compared to net income of $34.1 million for the same period in 2023. The net income for the six months ended June 30, 2024 was attributable to the decreased revenues by 18.1 million that the Company generated during the period ended June 30, 2024 compared to similar period in 2023, as a result of the overall less strong market conditions in the tankers’ industry, and the decrease in the fleet’s ownership days as a consequence of the disposal of the vessel P. Kikuma in December 2023.

Revenue for the six months ended June 30, 2024, amounted to $42.9 million, compared to $61.0 million for the same period in 2023. The decrease in time charter and pool revenues is mainly attributable to the decreased time-charter equivalent rates (TCE rates), which were $32,414 in the six months ended June 30, 2024, as compared to $41,526 in the comparative period. The decreased TCE rates was a combined result of the slightly weaker tanker charter rate environment achieved during the six months ended June 30, 2024, partially offset by decreased voyage expenses as a consequence of the shift in the vessel’s employment strategy from spot to pool arrangements and time charters.

Voyage Expenses for the six months ended June 30, 2024, amounted to $1.6 million, compared to $2.5 million for the same period in 2023. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The decrease of the voyage expenses was mainly attributable to the decrease of spot charters and the increase of pool charters and time-charter voyages, and also to the decrease of revenues, which lead the commission expense to decrease as well.

Vessel Operating Expenses for the six months ended June 30, 2024, amounted to $9.9 million, compared to $10.3 million for the same period of 2023 and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The decrease in vessel operating expenses was mainly attributable to the decrease in the average number of tanker vessels owned by us, after the disposal of the vessel P. Kikuma in December 2023, despite the slight increase in the daily operating expenses of our tanker vessels. The daily operating expenses mainly increased due to slightly increased daily environmental and repairs -maintenance costs.

General and administrative expenses for the six months ended June 30, 2024, amounted to $3.7 million, compared to $3.4 million for the same period in 2023, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, legal fees and audit fees. The increase was mainly attributable to increased legal costs, partially counterbalanced by a decrease in payroll costs.

Depreciation and amortization of deferred charges for the six months ended June 30, 2024, amounted to $6.6 million, compared to $7.5 million for the same period in 2023, and represents the depreciation and amortization expense of our tanker vessels. The decrease of $0.9 million was attributable to the decrease in depreciation, due to the decrease in our fleet.

Interest and Finance Costs were $1.1 million for the period ended June 30, 2024, compared to $5.4 million for the same period in 2023. The decrease is attributable to the decrease of our average debt outstanding after the voluntary prepayment of approximately $44.6 million for all of our existing loans with Piraeus Bank S.A. in December 2023, partially offset by the increased average interest rates for our outstanding loan facilities, which were 7.52% for the first six months of 2024, compared to 7.35% in the first six months of 2023.

Interest Income was $1.6 million for the period ended June 30, 2024, compared to $1.2 million for the same period in 2023. The amount relates solely to interest earned from time deposits. The increase mainly derived from the increase in the amount of time deposits in the first six months period June 30, 2024, in comparison with the same period in prior year, as a result of the increase of our average cash and cash equivalents balances.

Changes in fair value of warrants’ liability was $0.0 million for the period ended June 30, 2024, compared to $0.9 million for the same period in 2023. The gain of $0.9 million resulted from the change in the fair value of the liability for the unexercised Series A warrants and the settlements of the liability throughout the six months ended June 30, 2023, that was recorded as a change in fair value of the warrant liability. No such gain existed in six months ended June 30, 2024.

Impact of Inflation and Interest Rate Increases

We see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, political unrest and conflicts in the Middle East, driving up energy prices, commodity prices, which continue to have a moderate effect on our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, construction of newbuildings, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans, and payments of dividends. At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.

As of June 30, 2024, and December 31, 2023, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $55.9 million and $64.6 million, respectively. We expect that we will fund our operations with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements’ issuance.

Cash Flow

As of June 30, 2024, cash and cash equivalents (including restricted cash of $1.0 million) amounted to $62.7 million, compared to $68.3 million (including restricted cash of $1.0 million) as of December 31, 2023. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the six-month period ended June 30, 2024, amounted to $31.7 million, compared to $40.8 million used in operating activities for the six-month period ended June 30, 2023. The decrease in net cash provided by operating activities was mainly attributable to decreased revenues, as a result of decreased average time charter rates and to the decrease in the working capital outflow.

Net Cash Used In Investing Activities

Net cash used in investing activities in the six months ended June 30, 2024, and 2023 was $32.7 million and $11.5 million, respectively. The variance is mainly attributable to increase in advances for vessels under construction and other vessel costs by $21.7 million and the decrease of payments for vessels’ improvements by $0.5 million during the six-month period ended June 30, 2024.

Net Cash (Used In) /Provided By Financing Activities

Net cash used in financing activities in the six months ended June 30, 2024, was $4.5 million and mainly consists of loan repayments of $3.8 million and cash dividends on Series B and C preferred shares of $0.9 million, partially counterbalanced by the proceeds from warrants’ exercise of $0.2 million.

Net cash provided by financing activities in the six months ended June 30, 2023 was $1.7 million and mainly consists of the proceeds from the issuance of common stock and warrants of $11.4 million, the issuance of common stock under ATM program of $0.7 million and the issuance of preferred stock of $0.5 million, partially counterbalanced by loan repayments of $8.5 million, payments under the share buy-back program of $1.4 million and cash dividends on Series B and C preferred shares of $1.0 million.

Capital Expenditures

Our future capital expenditures relate to the purchase of tanker vessels, vessels under construction and vessel upgrades. We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

On July 16, 2024, we announced that we entered, through a separate wholly-owned subsidiary, into a sale and leaseback agreement with an unaffiliated Japanese third party for the newbuild LR2 Aframax tanker vessel H1515. The bareboat financing amount totals $44.3 million and as part of this agreement, the vessel will be sold and chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of $7,132 per day and a balloon payment of approximately $23.7 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.425% per annum. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

PERFORMANCE SHIPPING INC.

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at June 30, 2024 (unaudited) and December 31, 2023
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2024	December 31, 2023
CURRENT ASSETS:
Cash and cash equivalents	$61,744	$67,267
Accounts receivable, net of provision for credit losses (Note 3)	4,080	8,280
Inventories	602	2,203
Prepaid expenses and other assets	1,623	2,164
Total current assets	68,049	79,914

FIXED ASSETS:
Advances for vessels under construction and other vessels’ costs (Note 5)	43,988	11,303
Vessels, net (Note 6)	195,765	202,108
Property and equipment, net	36	44
Total fixed assets	239,789	213,455

NON-CURRENT ASSETS:
Restricted cash, non-current (Note 7)	1,000	1,000
Right of use asset under operating leases (Note 8)	59	99
Deferred charges, net	1,556	1,798
Total non-current assets	2,615	2,897
Total assets	$310,453	$296,266

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 7)	$7,436	$7,427
Accounts payable, trade and other	2,350	4,630
Due to related parties (Note 4)	556	245
Accrued liabilities	1,733	2,976
Lease liabilities, current (Note 8)	51	66
Total current liabilities	12,126	15,344

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 7)	43,740	47,459
Other liabilities, non-current	516	214
Long-term lease liabilities (Note 8)	8	33
Commitments and contingencies (Note 8)	-	-
Fair value of warrants’ liability (Note 9)	23	32
Total long-term liabilities	44,287	47,738

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 50,726 and 50,726 Series B, and 1,423,912 and 1,428,372 Series C issued and outstanding as at June 30, 2024 and December 31, 2023, respectively (Note 9)	15	15
Common stock, $0.01 par value; 500,000,000 shares authorized; 12,432,158 and 12,279,676 issued and outstanding as at June 30, 2024 and December 31, 2023, respectively (Note 9)	124	123
Additional paid-in capital (Note 9)	534,268	534,112
Other comprehensive income	49	49
Accumulated deficit	(280,416)	(301,115)
Total stockholders’ equity	254,040	233,184
Total liabilities and stockholders’ equity	$310,453	$296,266

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2024	2023
REVENUE:
Revenue (Note 3)	$42,879	$60,984

EXPENSES:
Voyage expenses	1,584	2,515
Vessel operating expenses	9,924	10,332
Depreciation and amortization of deferred charges (Note 6)	6,600	7,465
General and administrative expenses (Notes 4, 8 and 9)	3,703	3,415
(Reversal) / Provision for credit losses and write offs (Note 3)	(7)	(55)
Foreign currency losses	10	37
Operating income	$21,065	$37,275

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 4, 5, 7 and 9)	(1,108)	(5,364)
Interest income	1,649	1,206
Changes in fair value of warrants’ liability (Note 9)	10	966
Total other income / (expenses), net	$551	$(3,192)

Net income	$21,616	$34,083

Income allocated to participating securities (Note 10)	-	(1)
Deemed dividend to the Series C preferred stockholders due to triggering of a down- round feature (Notes 9 and 10)	-	(9,809)
Deemed dividend to the July and August 2022 warrants’ holders due to triggering of a down-round feature (Notes 9 and 10)	-	(789)
Dividends on preferred stock (Note 10)	(917)	(951)

Net income attributable to common stockholders	$20,699	$22,533

Earnings per common share, basic (Note 10)	$1.68	$2.43

Earnings per common share, diluted (Note 10)	$0.55	$1.00

Weighted average number of common shares, basic (Note 10)	12,297,945	9,284,254

Weighted average number of common shares, diluted (Note 10)	39,215,897	32,366,729

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Comprehensive Income
For the six months ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars)

	2024	2023

Net income	$21,616	$34,083
Comprehensive income	$21,616	$34,083

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the six months ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock			Additional	Other
	# of	Par	# of	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	B Shares	C Shares	Value	Capital	Income	Deficit	Total
Balance, December 31, 2022	4,187,588	$42	136,261	1,314,792	$15	$513,623	$66	$(358,041)	$155,705
- Net income	-	-	-	-	-	-	-	34,083	34,083
- Compensation cost on restricted stock and stock option awards (Note 9)	-	-	-	-	-	26	-	-	26
- Issuance of common stock under ATM program, net of issuance costs	224,817	2	-	-	-	671	-	-	673
- Issuance of common stock and Series B warrants, net of issuance costs (Note 9)	5,556,000	56	-	-	-	7,713	-	-	7,769
- Alternative cashless exercise of Series A warrants (Note 9)	3,164,850	31	-	-	-	2,658	-	-	2,689
- Series B preferred shares exchanged for Series C preferred shares (Note 9)	-	-	(85,535)	171,070	1	481	-	-	482
- Repurchase and retirement of common stock, including expenses (Note 9)	(1,693,983)	(17)	-	-	-	(1,420)	-	-	(1,437)
- Deemed dividend to the July 2022 warrants holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	256	-	(256)	-
- Deemed dividend to the August 2022 warrants holders due to triggering of a down-round feature	-	-	-	-	-	533	-	(533)	-
- Deemed dividend to the Series C stockholders due to triggering of a down-round feature	-	-	-	-	-	9,809	-	(9,809)	-
- Dividends declared and paid on Series B preferred shares (at $0.50 per share) (Note 9)	-	-	-	-	-	-	-	(29)	(29)
- Dividends declared and paid on Series C preferred shares (at $0.625 per share) (Note 10)	-	-	-	-	-	-	-	(922)	(922)
Balance, June 30, 2023	11,439,272	$114	50,726	1,485,862	$16	$534,350	$66	$(335,507)	$199,039

Balance, December 31, 2023	12,279,676	$123	50,726	1,428,372	$15	$534,112	$49	$(301,115)	$233,184
- Net income	-	-	-	-	-	-	-	21,616	21,616
- Exercise of Series B warrants (Note 9)	70,000	1	-	-	-	156	-	-	157
- Series C preferred shares converted to common shares (Note 9)	82,482	-	-	(4,460)	-	-	-	-	-
- Dividends declared and paid on Series B preferred shares (at $0.50 per share) (Note 9)	-	-	-	-	-	-	-	(26)	(26)
- Dividends declared and paid on Series C preferred shares (at $0.625 per share) (Note 9)	-	-	-	-	-	-	-	(891)	(891)
Balance, June 30, 2024	12,432,158	$124	50,726	1,423,912	$15	$534,268	$49	$(280,416)	$254,040

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars)

	2024	2023
Cash Flows provided by Operating Activities:
Net income	$21,616	$34,083
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges (Note 6)	6,600	7,465
Amortization of deferred financing costs	55	124
Financing costs	-	340
Changes in fair value of warrants’ liability	(10)	(966)
Amortization of prepaid charter revenue	-	54
Compensation cost on restricted stock and stock option awards (Note 9)	-	26
(Increase) / Decrease in:
Accounts receivable	4,200	61
Deferred voyage expenses	-	20
Inventories	1,601	2,327
Prepaid expenses and other assets	541	705
Right of use asset under operating leases	40	36
Other non-current assets	-	72
Increase / (Decrease) in:
Accounts payable, trade and other	(2,280)	(2,228)
Due to related parties	311	(37)
Accrued liabilities	(1,243)	(839)
Deferred revenue	-	511
Other liabilities, non-current	302	25
Lease liabilities under operating leases	(40)	(36)
Drydock costs	-	(934)
Net Cash provided by Operating Activities	$31,693	$40,809
Cash Flows used in Investing Activities:
Advances for vessels under construction and other vessel costs (Note 5)	(32,685)	(10,975)
Payments for vessels’ improvements (Note 6)	-	(510)
Property and equipment additions	(5)	(26)
Net Cash used in Investing Activities	$(32,690)	$(11,511)
Cash Flows (used in) / provided by Financing Activities:
Repayments of long-term bank debt (Note 7)	(3,766)	(8,494)
Issuance of common stock and warrants, net of issuance costs	-	11,438
Proceeds from exercise of Series B warrants	157	-
Issuance of preferred stock, net of expenses	-	482
Common shares re-purchase and retirement, including expenses	-	(1,437)
Issuance of common stock under ATM program, net of issuance costs (Note 9)	-	673
Cash dividends (Note 10)	(917)	(951)
Net Cash (used in) / provided by Financing Activities	$(4,526)	$1,711
Net (decrease) / increase in cash, cash equivalents and restricted cash	$(5,523)	$31,009
Cash, cash equivalents and restricted cash at beginning of the year	$68,267	$39,726
Cash, cash equivalents and restricted cash at end of the period	$62,744	$70,735
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the period	$61,744	$69,735
Restricted cash at the end of the period	1,000	1,000
Cash, cash equivalents and restricted cash at the end of the period	$62,744	$70,735
SUPPLEMENTAL CASH FLOW INFORMATION
Alternative cashless exercise of Series A warrants	$-	$2,689
Interest payments, net of capitalized amounts	$1,879	$4,421

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

1.	General Information

Company’s identity

The accompanying unaudited interim consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020. The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions.

Financial Statements’ presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The consolidated balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Other matters

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties could adversely affect our results of operations, financial condition, and ability to pay dividends. Fluctuations in spot charter rates for Aframax tankers additionally impact the Company’s revenues. Furthermore, during the year ended December 31, 2021, the Company’s revenues came under pressure due to reduced exports as a result of record OPEC+ oil production cuts and lower production from other oil producing countries, the unwinding of floating storage and newbuilding vessel deliveries. However, during the years ended December 31, 2022 and 2023, revenues improved due to higher spot charter rates resulting from higher OPEC+ production and increased ton mile due to the sanctions imposed on Russian crude oil exports.
The world economy continues to face actual and potential challenges, including the Russia-Ukraine and Israel-Hamas wars, tensions in and around the Red Sea and between Russia and NATO, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea and other regions, and global public health threats, such as a resurgence of the novel coronavirus (COVID-19) or the outbreak or resurgence of other pandemics and epidemics. In particular, the ongoing Russia-Ukraine war has disrupted supply chains and caused global economic instability, leading to unprecedented economic sanctions and other penalties imposed by the United States, the United Kingdom, the European Union and others against certain persons, entities, and activities connected to Russia, including a U.S. ban on Russian oil imports. Given Russia’s role as a major global exporter of crude oil, further economic sanctions against Russia could adversely impact the Company’s business. Currently, neither the Company’s contracts nor its financial results have been adversely affected by the Russia-Ukraine war. However, it is possible that third parties with whom the Company has or will have future contracts may be impacted. The uncertainty surrounding this war’s duration, breadth and global impact may adversely affect the Company’s business, financial condition, results of operation, and cash flows. The Company also monitors elevated inflation in the United States, Eurozone, and other regions, including ongoing global price pressures from the Russia-Ukraine war. These pressures affect energy and commodity prices, which continue to moderately impact the Company’s operating expenses. Additionally, rapid and substantial interest rate hikes by central banks in developed countries to curb inflation may increase cost of capital for the Company. Furthermore, the intensity, duration and economic impact of the Israel-Hamas war and Houthi attacks on shipping in the Red Sea is uncertain. Sustained conflicts could decrease worldwide demand for certain goods, adversely affecting shipping and making the long-term net impact on the tanker freight market and our business difficult to predict with any degree of accuracy.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024. There have been no material changes to these policies or pronouncements during the six months ended June 30, 2024.

3.	Revenue, Accounts Receivable and Provision for Credit Losses

The Company’s tanker vessels are employed under various types of charters and accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

Below are presented, per type of charter, the Company’s revenues for the periods ended June 30, 2024 and 2023, and also the balance of Accounts receivable, net, for June 30, 2024 and December 31, 2023.

	For the six months ended June 30,
Charter type	2024	2023
Time charters	$28,405	$29,314
Pool arrangements	14,474	29,039
Voyage charters	-	2,631
Total Revenue	$42,879	$60,984

	As of June 30,	As of December 31,
Charter type	2024	2023
Time charters	$975	$2,638
Pool arrangements	2,927	5,213
Voyage charters	178	429
Total Acc. Receivable, net	$4,080	$8,280

Contract assets included in the receivable balances from spot voyages amounted to $94 and $103 for June 30, 2024 and December 31, 2023, respectively.

Moreover, the charterers that accounted for more than 10% of the Company’s revenue are presented below:

Charterer	2024	2023
A	14%	-
B	26%	19%
C	16%	-
D	-	16%
E	-	12%
F	34%	32%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $3,235 and to $8,316 as of June 30, 2024 and 2023, respectively. The Company recognized allowance for doubtful accounts deriving from the collectability assessment, as direct reduction to lease income, which for the six months ended June 30, 2024 and 2023, amounting to $234 and $0, respectively.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

 Provision for Credit Losses

The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables since 2019 when the Company’s tanker vessels firstly operated in the spot market, and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. As of June 30, 2024 and December 31, 2023, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $239 and $171, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For the six months ended June 30, 2024 and 2023, the (Reversal) / Provision for credit losses and write offs in the accompanying unaudited interim consolidated statements of operations includes changes in the provision of estimated losses of $7 and $(55), respectively. No allowance was recorded on insurance claims as of June 30, 2024 and December 31, 2023, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

4.	Transactions with Related Parties

(a) Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross revenue of the tanker vessels, depending on the respective charter parties’ terms.

For the period ended June 30, 2024 and 2023, commissions to Pure Brokerage amounted to $532 and $745, respectively, and are included in Voyage expenses in the accompanying unaudited interim consolidated statements of operations. Also, for the period ended June 30, 2024 and 2023, brokerage fees to Pure Brokerage amounted to $160 and $144, respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2024 and December 31, 2023, an amount of $436 and $245 respectively, was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying unaudited interim consolidated balance sheets.

(b) Mango Shipping Corp (“Mango”): As of June 30, 2024, and December 31, 2023, Mango, whose beneficial owner is Aliki Paliou, the Company’s Chairperson of the Board, held no Series B preferred shares, and held 1,314,792 Series C preferred shares, which were acquired in 2022 as part of the Company’s Tender Offer to exchange common shares for shares of preferred stock (Note 9). The Series C Preferred stock is entitled to an annual dividend of 5.00%. For the period ended June 30, 2024 and 2023, dividends declared and paid to Mango on its Series C preferred shares amounted $822 and $822, respectively (or $0.625 per each Series C preferred share).  On June 30, 2024 and December 31, 2023, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $68 and $64, respectively. For the details of the terms of the Series B and C preferred stock, and the respective accounting treatment followed by the Company, refer to Note 9.

5.	Advances for Vessels Under Construction and Other Vessels’ Costs

From March 2023 to April 2024, the Company, through its newly established subsidiaries named Nakaza Shipping Company Inc., Sri Lanka Shipping Company Inc., Guadeloupe Shipping Company Inc. and Saint Barth Shipping Company Inc. entered into four shipbuilding contracts with Chinese shipyards for the construction of three product/crude oil tankers of approximately 114,000 dwt each, and one product oil/chemical tanker of approximately 75,000 dwt. The newbuildings (named H1515, H1596, H1597 and H1624) have gross contract prices of $63,250, $64,845, $64,845 and $56,533, respectively, and the Company expects to take delivery of them gradually from the fourth quarter 2025 to the first quarter 2027. The shipbuilding contracts provide that the purchase price of each newbuilding will be paid in five installments, each falling at the contract signing, steel cutting, keel laying, launching, and at the delivery of each vessel.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

As of December 31, 2023, the Company had paid the first installment of $9,488 for Hull 1515, according to the terms of the shipbuilding contract. In addition, interest amounting to $540 and other paid costs amounting to $1,275 were capitalized to the vessels under construction and included in Advances for Vessels Under Construction and Other Vessels’ Costs in the accompanying consolidated balance sheet as of December 31, 2023. During the six months ended June 30, 2024, the Company paid the first installments for the three Hulls H1596, H1597 and H1624, being $27,934 in aggregate, according to the terms of the shipbuilding contracts, which were capitalized in Advances for Vessels Under Construction and Other Vessels’ Costs in the accompanying unaudited interim consolidated balance sheet of June 30, 2024, along with interest amounting to $1,011 and other paid costs of $3,740 relating to the four hulls.

	June 30, 2024	December 31, 2023
Pre-delivery installments	$37,422	$9,488
Capitalized costs	6,566	1,815
Total	$43,988	$11,303

6.	Vessels, net

The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2023	$228,158	$(26,050)	$202,108
- Depreciation	-	(6,343)	(6,343)
Balance, June 30, 2024	$228,158	$(32,393)	$195,765

7.	Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	June 30, 2024	Current	Non-current	December 31, 2023	Current	Non-current

Nordea Bank secured term loan	$17,501	$3,334	$14,167	$19,167	$3,334	$15,833
Alpha Bank secured term loans	33,950	4,200	29,750	36,050	4,200	31,850
less unamortized deferred financing costs	(275)	(98)	(177)	(331)	(107)	(224)
Total debt, net of deferred financing costs	$51,176	$7,436	$43,740	$54,886	$7,427	$47,459

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into various long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. All loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment. The Company’s loans bear variable interest at SOFR plus a fixed margin, which during the six months ended June 30, 2024 ranged from 0.65% to 2.60%. The loan maturities fall due from November 2027 to August 2028, and at each utilization date, arrangement fees ranging from 0.50% to 1.00% were paid. As of June 30, 2024, the term loans were collateralized by four of the Company’s tanker vessels, whose aggregate net book value was $121,307.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

Nordea Bank Abp, Filial i Norge (“Nordea Bank”)

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement. On August 4, 2023, the Company refinanced the existing outstanding loan of the amount of $17,859 with Nordea Bank which was initially entered to partially finance the acquisition of the vessels “Blue Moon” and “Briolette”, with a revolving credit in an aggregate amount not exceeding $20,000 at any one time. As such, the Company drew down an amount of $2,141. The new loan has a duration of 5 years from the signing date of the agreement. The Company followed the applicable guidance of ASC 470 and concluded that the specific loan should be treated as a term loan, however, if a prepayment occurs during the life of the facility, then the accounting guidance for revolving credit facilities would apply.

Alpha Bank S.A. (“Alpha Bank”)

In November 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Aliki” signed a loan agreement with Alpha Bank, to support the acquisition of the vessel by providing a secured term loan of up to $18,250. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in November 2022.

Furthermore, in December 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Long Beach” signed a loan agreement with Alpha Bank S.A., to support the acquisition of the vessel by providing a secured term loan of up to $22,000. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in December 2022.

Finally, in April 2024, the Company agreed with Alpha Bank to amend the interest rate clauses of the two loan agreements discussed above. The Company can, at its option, place in collateral accounts amounts equal, or less, to each outstanding loan principal for the benefit of lowering the margin of the loans from 2.35% and 2.60% to 0.65%. The amounts placed in the collateral accounts are not legally restricted as long as the Company has not received from the lenders any notice for an event of default. Upon any withdrawal, the initial margin (2.35% for the “P. Long Beach” loan, and 2.60% for the “P. Aliki” loan) shall reinstate on such part of the loan. Accordingly, as of June 30, 2024, the Company had placed in Alpha Bank’s collateral accounts the aggregate amount of $33,950, being equal to the loans’ outstanding principal amounts, and these cash amounts are included in Cash and cash equivalents in the accompanying consolidated balance sheets.

All loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of certain length of time, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at June 30, 2024 and December 31, 2023, the maximum compensating cash balance required under the Company’s loan agreements amounted to $10,000 and $10,000, respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. Also, as at June 30, 2024 and December 31, 2023, the restricted cash, being pledged deposits, required under the Company’s loan agreements amounted to $1,000 and $1,000, respectively, and is included in Restricted cash, non-current in the accompanying consolidated balance sheets. As at June 30, 2024 and December 31, 2023, the Company was in compliance with all of its loan covenants.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

The weighted average interest rate of the Company’s bank loans for the six months ended June 30, 2024 and 2023 was 7.52% and 7.35%.

For the six months ended June 30, 2024 and 2023, interest expense on long-term bank debt amounted to $2,027 and $4,427 and is included in Interest and finance costs in the accompanying unaudited interim consolidated statement of operations. Accrued interest on bank debt as of June 30, 2024 and December 31, 2023, amounted to $208 and $294, respectively, and is included in Accrued liabilities and in Accounts payable, trade in the accompanying consolidated balance sheets.

As at June 30, 2024, the maturities of the drawn portions of the debt facilities described above, are as follows:

Principal Repayment

Year 1	$7,533
Year 2	7,533
Year 3	7,533
Year 4	24,684
Year 5	4,168
Total	$51,451

8.	Commitments and Contingencies

(a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b) As of June 30, 2024, the Company has entered into four shipbuilding contracts for the construction of four product/crude oil tankers (Note 5). As of June 30, 2024, the remaining aggregate instalments under the contracts for the construction of Hulls H1515, H1596, H1597 and H1624 amount to $212,052.

(c) As of June 30, 2024, part of the Company’s fleet was operating under time-charters. The minimum contractual annual charter revenues, net of related commissions to third parties (including related parties), to be generated from the existing as of June 30, 2024, non-cancelable time charter contract for the operating fleet are estimated at $41,861 until June 30, 2025, and at $17,142 until June 30, 2026.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

(d) The Company, its Chief Executive Officer, Chairperson of the Board, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit (“the Sphinx lawsuit”) commenced on October 27, 2023 in New York State Supreme Court, County of New York, by the attorneys of a current shareholder of the Company, Sphinx Investment Corp., the plaintiff. The complaint alleges, among other things, violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021.  The plaintiff purports to seek, among other things, a declaration that the Series C Preferred Shares held by the defendants are void and not entitled to vote; an order cancelling such Series C Preferred Shares, or, in the alternative, an order requiring the Company to issue additional Series C Preferred Shares to non-defendant common stockholders to put them in the same economic, voting, governance and other position as they would have been in had the Series C Preferred Shares issued to the defendants been cancelled; and unspecified damages in an amount, if any, to be proven at trial. On January 29, 2024, the defendants filed motions to dismiss the lawsuit. Briefing on those motions concluded on April 4, 2024. The Company, although it cannot predict its outcome, believes that the lawsuit is without merit and will vigorously defend against the lawsuit.

(e) The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts, and as of June 30, 2024, the weighted-average remaining lease term for all lease agreements is 1.09 years. The contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $59 and $99, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the June 30, 2024 and December 31, 2023 balance sheets. The weighted average discount rate used for the calculation of the present value of future lease payments was 7.52%. The monthly rent cost under the existing as of June 30, 2024 lease agreements are $8 (based on the exchange rate of Euro/US Dollar $1.07 as of June 30, 2024). Rent expenses for the six months ended June 30, 2024 and 2023 amounted to $45 and $46, respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated financial statements.

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2024:

Amount
Year 1	$61
Year 2	10
Total	$71
Less imputed interest	(12)
Present value of lease liabilities	$59

Lease liabilities, current	51
Lease liabilities, non- current	8
Present value of lease liabilities	$59

9.     Changes in Capital Accounts

(a) Company’s Preferred Stock: As of June 30, 2024 and December 31, 2023, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A Preferred Shares, 1,200,000 have been designated Series B Preferred Shares, and 1,587,314 have been designated as Series C Preferred Shares.

As of June 30, 2024, and December 31, 2023, 50,726 Series B preferred shares (of liquidation preference $1,268) and 1,423,912 and 1,428,372, Series C Preferred Shares (of liquidation preference $35,598 and $35,709), respectively, were issued and outstanding. As of June 30, 2024, and December 31, 2023, Aliki Paliou held through Mango (Note 4) 1,314,792 Series C Preferred Shares and nil Series B Preferred Shares, and Andreas Michalopoulos held 56,342 Series C Preferred Shares and nil Series B Preferred Shares.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

The material terms of the Series B Preferred Shares are as follows: 1) Dividends: The Company pays a 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; 2) Voting Rights: Each Series B Preferred Share has no voting rights; 3) Conversion Rights: Each Series B Preferred Share was  convertible at the option of the holder during the applicable conversion period, which expired on March 15, 2023, and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below); 4) Liquidation: Each Series B Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Also, upon the occurrence of a liquidation event, holders of Series B Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: Finally, the Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company.

The material terms of the Series C Preferred Shares are as follows: 1) Dividends: Dividends on each Series C Preferred Share shall be cumulative and shall accrue at a rate equal to 5.00% per annum of the Series C liquidation preference per Series C Preferred Share from the dividend payment date immediately preceding issuance, and can be paid either in cash, or, at the Company’s option, through the issuance of additional common shares; 2) Voting Rights: Each holder of Series C Preferred Shares is entitled, from the date of issuance of the Series C Preferred Shares, to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following the Original Issuance Date), multiplied by 10. The holders of Series C Preferred Shares shall vote together as one class with the holders of Common Shares on all matters submitted to a vote of the Company’s shareholders (with certain exceptions); 3) Conversion Rights: The Series C Preferred Shares are convertible into common shares (i) at the option of the holder: in whole or in part, at any time on or after the date that is the date immediately following the six-month anniversary of the Original Issuance Date at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by an initial conversion price of $0.50, subject to adjustment from time to time, or (ii) mandatorily: on any date within the Series C Conversion Period,  being any time on or after the date that is the date immediately following the six-month anniversary of October 17, 2022 (or “the Original Issuance Date”), on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the common shares for the 10 trading days preceding such date exceeds 130% of the conversion price in effect on such date, the Company may elect that all, or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the conversion price.  The conversion price is subject to adjustment for any stock splits, reverse stock splits or stock dividends, and shall also be adjusted to the lowest price of issuance of common stock by the Company for any registered offering following the Original Issuance Date, provided that such adjusted conversion price shall not be less than $0.50 (this conversion price adjustment clause is further analyzed later); 4) Liquidation: Each Series C Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series C Preferred Shares are not subject to mandatory redemption, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, in whole or in part, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. The Company shall effect any such redemption by paying a) cash or, b) at the Company’s election, and provided on the date of the redemption notice less than 25% of the authorized number of Series C are outstanding, shares of common stock valued at the volume-weighted average price of common stock for the last 10 trading days prior to the redemption date. Also, upon the occurrence of a liquidation event, holders of Series C Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series C Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: The Series C Preferred Shares rank senior to common shares, and on a parity with the Series B Preferred Stock, with respect to dividend distributions and distributions upon any liquidation.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

During the six months ended June 30, 2023, a number of 85,535 Series B preferred shares were converted to 171,070 Series C preferred shares. During the six months ended June 30, 2024, a number of 4,460 Series C preferred shares were converted to 82,482 common shares.

For June 30, 2024 and 2023, declared and paid dividends on Series B preferred shares amounted to $26 and $29 (or $0.50 per each Series B preferred share), respectively. As of June 30, 2024 and June 30, 2023, accrued and not paid dividends on the Series B preferred shares amounted to $2 and $2, respectively.

For June 30, 2024 and 2023, declared and paid dividends on the Series C preferred shares amounted to $891 and $922 (or $0.625 per each Series C preferred share), respectively, out of which $822 and $822,respectively, were paid to Mango. As of June 30, 2024 and June 30, 2023, accrued and not paid dividends on the Series C preferred shares, amounted to $74 and $87, respectively.

The Company, when assessing the accounting of the Series B preferred stock, has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B preferred shares should be classified as permanent equity rather than temporary equity or liability.

Accordingly, in its assessment for the accounting of the Series C preferred stock, the Company has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series C preferred shares should be classified as permanent equity rather than temporary equity or liability.

As discussed above, the conversion price adjustment clause of the Series C Preferred Shares provides for a reduction in the initial conversion price in case, subsequent to the issuance of the Series C preferred shares, any of the following, among others, happens: a) upon stock dividend, split, or reverse stock split, or b) in case the Company issues equity securities at prices below the conversion price of the Series C preferred shares then in effect. The Company concluded that the feature mentioned in b) above provides protection to investors in promising to give each Series C holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. From January 11, 2023, to January 26, 2023, because of the issuance of common shares through the ATM offering (as discussed below), the conversion price was seven times adjusted, and was gradually reduced to $2.60, and finally, on March 1, 2023, due to the registered direct offering (discussed below) the conversion price was further reduced to $1.36. To measure the effect of the down-round feature the Company performed fair value measurements as determined through Level 3 inputs of the fair value hierarchy by applying the same methodology as per initial fair value measurement for Series C preferred stock. “As such, the fair value of the preferred stock was estimated as the sum of two components: a) the “straight” preferred stock component, using the discounted cash flow model, and b) the embedded option component, using the Black & Scholes model. For this assessment, the Company’s valuation used the following assumptions: (a) stated dividend yield for the Series C preferred stock, (b) cost of equity based on the CAPM theory; (c) expected volatility, (d) risk free rate determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock (which was the current market price as of the date of the fair value measurement), and (f) expected life of  convertibility option of the Series C preferred shares to common shares.

For this assessment the Company updated the Level 3 inputs as follows: (a) expected volatility in a range of 86.83% to 118.14% for the valuation of the instrument on the triggering dates, and (b) expected life of convertibility option of the Series C preferred shares to common shares from 1 to 5 years. The Company applied moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option, which are considered highly interdependent. In this respect, the Company determined an aggregate measurement of the down round feature of $9,809, which was accounted for as a deemed dividend that should be deducted from the net income from continuing operations to arrive to the net income available to common stockholders from continuing operations (Note 10).

The fair value of the Series C Preferred Shares that were assessed on the dates of triggering of the down-round feature as discussed above, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs. Determining the fair value of the preferred stock requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the valuation of the preferred stock.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

(b) At The Market (“ATM”) Offering: On December 9, 2022, the Company entered into an At The Market Offering Agreement with Virtu Americas LLC (or the “Virtu ATM”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $30,000 of its common shares, par value $0.01 per share. From January 1, 2023 and up to February 27, 2023 , when the Company terminated its Virtu ATM agreement, a total of 224,817 shares of the Company’s common stock were issued as part of the Company’s ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $673.

(c) Equity Offerings of 2022: On June 1, 2022, the Company completed its underwritten public offering of 508,000 units at a price of $15.75 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant (the “June 2022 Warrants”) to purchase one common share and was immediately separated upon issuance. Each Class A warrant was immediately exercisable for one common share at an exercise price of $15.75 per share and has a maturity of five years from issuance and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Class A warrants and the pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences. The Company had granted the underwriters a 45-day option to purchase up to an additional 76,200 common shares and/or prefunded warrants and/or 76,200 Class A warrants, at the public offering price, less underwriting discounts and commissions.

Furthermore, on July 18, 2022, the Company completed a direct offering of 1,133,333 common shares and warrants to purchase up to 1,133,333 common shares (the “July 2022 Warrants”) at a concurrent private placement. The combined effective purchase price for one common share and one warrant to purchase one common share was $5.25. Each warrant is immediately exercisable for one common share at an initial exercise price of $5.25 per share, and will expire in five and a half years from issuance.

The July 2022 Warrants have similar terms to the June Warrants, with the only significant difference being the existence of an exercise price adjustment clause (discussed below), which was assessed by the Company as a down round feature. From January 11, 2023, to January 26, 2023, the July 2022 Warrant’s exercise price was seven times adjusted because of the issuance of common shares through the ATM offering, and was gradually reduced to $2.60, while on March 1, 2023, due to the registered direct offering (discussed below) their exercise price was further reduced to their floor price of $1.65.

Finally, on August 12, 2022, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase 2,222,222 of its common shares and warrants to purchase 2,222,222 common shares (the “August 2022 Warrants”) at a price of $6.75 per common share and accompanying warrant in a registered direct offering. The August Warrants are immediately exercisable, expire five years from the date of issuance, and had an initial exercise price of $6.75 per common share.

The August 2022 Warrants have similar terms to the July 2022 Warrants, including the exercise price adjustment clause that constitutes a down-round feature. From January 11, 2023, to January 26, 2023, the August 2022 Warrant’s exercise price was seven times adjusted because of the issuance of common shares through the ATM offering, and was gradually reduced to $2.60, while on March 1, 2023, due to the registered direct offering (discussed below) their exercise price was further reduced to their floor price of $1.65.

The exercise price adjustment clause of the July 2022 and August 2022 Warrants provides for a reduction in the warrants’ initial exercise price in case the company, subsequent to the warrants issuance: a) issues equity securities at prices below the initial exercise price of the July 2022 and August 2022 Warrants, or b) the Company’s stock trades below the July 2022 and August 2022 Warrants’ exercise price during any of the five trading sessions following the issuance of such equity securities. The Company concluded that the specific feature provides protection to investors in promising to give each warrant holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. Following the ATM offering with Virtu (discussed previously) and the registered Direct Offering of March 2023 (discussed below) during which common shares were issued, the down round features of the July 2022 and August 2022 Warrants were triggered. As such in 2023, the down round features were triggered on eight different dates, leading to a combined effect of an approximate value of $256 and $533, for the July 2022 and the August 2022 Warrants, respectively, which were accounted for as deemed dividends (Note 13). The deemed dividends resulting from the re-valuation of the July 2022 and August 2022 Warrants are deducted from the net income to arrive to the net income available to common stockholders (Note 10). The fair values of the warrants, that were assessed on the dates of triggering of the down-round features as discussed previously, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

As of December 31, 2023, the Company had 12,279,676 common shares outstanding, all of the June 2022 warrants were outstanding, and also 1,033,333 of the July 2022 and 2,122,222 of the August 2022 warrants remained outstanding. As of June 30, 2024, the Company had 12,432,158 common shares outstanding, all of the June 2022 warrants were outstanding, and also 1,033,333 of the July 2022 and 2,122,222 of the August 2022 warrants remained outstanding.

(d) Registered Direct Offering of March 2023: On March 3, 2023, the Company completed a registered direct offering of (i) 5,556,000 of its common shares, $0.01 par value per share, (ii) Series A warrants to purchase up to 3,611,400 common shares and (iii) Series B warrants to purchase up to 4,167,000 common shares directly to several institutional investors. Each Series A warrant and each Series B warrant are immediately exercisable upon issuance for one common share at an exercise price of $2.25 per share and expire five years after the issuance date. Both Series A and Series B warrants have similar terms with the Class A Warrants, with the only significant difference being the “alternative cashless exercise feature” included in the Series A warrants. In particular, each Series A warrant could become exchangeable for one common share beginning on the earlier of 30 days following the closing of the Offering and the date on which the cumulative trading volume of the Company’s common shares following the date of entry into a securities purchase agreement with the purchasers in this offering exceeds 15,000,000 shares. The alternative cashless exercise provisions were met on March 7, 2023. The Company concluded that the Series B warrants met the criteria for equity classification while the alternative cashless exercise of the Series A warrants, precludes the Series A warrants from being considered indexed to the Company’s stock. In this respect, the Company recorded the Series A warrants as non-current liabilities under Fair value of warrants’ liability on the accompanying consolidated balance sheet, with subsequent changes in their respective fair values recognized in line “Changes in fair value of warrants’ liability” in the accompanying unaudited interim consolidated statement of operations. Estimating fair values of liability-classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common stock. Because liability-classified financial instruments are carried at fair value, the Company’s financial results will reflect the volatility and changes in these estimates and assumptions. At closing, the Company received proceeds of $11,438, net of placement agent’s fees and expenses, which is separately presented in line Issuance of units, common stock and warrants, net of issuance costs in the accompanying unaudited interim consolidated cash flows. As of the date the Company completed the registered direct offering, the Company valued the Series A warrants using the Black-Scholes model with a fair value of $1.11 per Series A Warrant or $4,009 in aggregate, while the remaining gross proceeds of the offering amounting to $8,492 (net proceeds of $7,769) where allocated to common shares and Series B warrants with the residual value method. Issuance costs of $340 were expensed immediately in a prorated manner, taking into account the portion of the liability recorded at inception included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations.

During the six-months ended June 30, 2023, the Company received notices of alternative cashless exercises for 3,164,850 Series A warrants for equal amount of common shares and marked the warrants to their fair value at the settlement date and then settling the warrant liability. The outstanding Series A warrants as of June 30, 2023, December 31, 2023, and June 30, 2024 were 446,550, 14,300 and 14,300, respectively. The value of the outstanding Series A warrants as of December 31, 2023 and June 30, 2024 were $32 and $23, respectively, and are reflected in “Fair value of warrant’s liability” in the accompanying consolidated balance sheets.

During the six months ended June 30, 2024, 70,000 Series B warrants were exercised, and the Company received proceeds of $157.  The outstanding Series B warrants as of June 30, 2023, December 31, 2023, and June 30, 2024 were 4,167,000, 4,167,000 and 4,097,000, respectively.

As of June 30, 2023, December 31, 2023 and June 30, 2024 the Company re-valued the outstanding Series A warrants. For the six months ended June 30, 2023 a gain of $966 resulting from the change in the fair value of the liability for the unexercised warrants and the settlements of the liability throughout the period, and for the six months ended June 30, 2024 a gain of $10 representing changes in the fair value of the liability for the unexercised warrants are presented in “Change in fair value of the warrant’s liability” in the accompanying unaudited interim consolidated statements of operations. The Series A warrants fair value as of settlement and measurement dates per discussion above, was determined through Level 2 inputs of the fair value hierarchy as determined by management. The fair value of the Series A warrants weighted the probability that the Series A warrants are alternatively cashless exercised for common shares, while the Black & Scholes model was applied under the following assumptions: (a) expected volatility (d) risk free rate (e) market value of common stock of, which was the current market price as of the date of each fair value measurement. Fair value sensitivity is driven by the stock price at the time of valuation and is limited in terms of the other parameters (Note 11).

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

(e) Share Buy-Back Plan: In April 2023, the Company’s Board of Directors authorized a share repurchase program (the “April 2023 Repurchase Plan”) to purchase up to an aggregate of $2,000 of the Company’s common shares. During the six months ended June 30, 2023, the Company re-purchased 1,693,983 common shares of value $1,437.

(f) Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 8,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 2,000 shares for an exercise price of $150.00 per share, 1,667 shares for an exercise price of $187.50 per share, 1,333 shares for an exercise price of $225.00 per share, 1,000 shares for an exercise price of $300.00 per share, 1,000 shares for an exercise price of $375.00 per share, and 1,000 shares for an exercise price of $450.00 per share. Until June 30, 2024, 8,000 options were outstanding.

(g) Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved 4,481 restricted common shares, whose fair value was $320, to be issued on the same date as an award to the Company’s directors. One fourth of the shares vested on December 30, 2020, and the remainder three fourths vested ratably over three years from the issuance date. During the six months ended June 30, 2023, the aggregate compensation cost on restricted common stock amounted to $26 and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2023, 31,441 restricted common shares remained reserved for issuance under the Plan.

During the six months ended June 30, 2024 and 2023, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2022	350	$71.40
Granted	-	-
Vested	-	-
Forfeited or expired	-	-
Outstanding at June 30, 2023	350	$71.40
Granted	-	-
Vested	(350)	71.40
Forfeited or expired	-	-
Outstanding at December 31, 2023	-	$-
Granted	-	-
Vested	-	-
Forfeited or expired	-	-
Outstanding at June 30, 2024	-	$-

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

10.	Earnings per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic and diluted earnings per share calculation purposes. For the six months ended June 30, 2024 and 2023, the Company paid aggregate dividends to its Series B and Series C preferred stockholders amounting to $917 and $951, respectively. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method.

The computation of diluted earnings per share for the six months ended June 30, 2023, reflects i) the potential dilution from conversion of outstanding preferred convertible Series B and C stock, calculated with the “if converted” method which resulted in 22,314,730 shares, and ii) the potential dilution from the exercise of warrants Series A (either exercised during the period end or outstanding) using the treasury stock method which resulted in 767,745 shares and the deduction of $966, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders. For the six months ended June 30, 2024, the computation of diluted earnings per share reflects: i) the potential dilution from conversion of outstanding preferred convertible Series C stock (as conversion from Series B preferred stock to Series C preferred stock was not applicable anymore) calculated with the “if converted” method and resulted in 26,294,663 shares, and ii) the potential dilution from the exercise of the July and August warrants and the Series A warrants (either exercised during the period end, or outstanding) using the treasury stock method which resulted in 637,589 shares, and the deduction of $10, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders.

Securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, for the six months ended June 30, 2023, are any incremental shares resulting from the non-vested restricted share awards, all outstanding warrants considered to be out of the money (Class A Warrants, July Warrants, August Warrants and Series B Warrants) and the non-exercised stock options calculated with the treasury stock method. For the six months ended June 30, 2024, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are all outstanding warrants considered to be out of the money (Class A Warrants and Series B Warrants) and the non-exercised stock options calculated with the treasury stock method.

For the six months ended June 30, 2023, net income is significantly adjusted by a deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature of $9,809 (Note 9),  by a deemed dividend to the holders of the July and August 2022 Warrants of $789 as a result of triggering of a down-round feature (Note 9), and also by an amount of $951 representing dividends on Series B and Series C Preferred Stock (Note 9), to arrive at the net income attributable to common equity holders. For the six months ended June 30, 2024, net income is adjusted by an amount of $917 representing dividends on Series B and Series C Preferred Stock (Note 9), to arrive at the net income attributable to common equity holders.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

The following table sets forth the computation for basic and diluted earnings per share:

	2024		2023
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$21,616	$21,616	$34,083	$34,083
less income allocated to participating securities	-	-	(1)	(1)
less deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	-	-	(9,809)	-
less deemed dividend to the July and August warrants’ holders due to triggering of a down-round feature	-	-	(789)	(789)
less dividends on preferred stock	(917)	-	(951)	-
less changes in value of warrants’ liability	-	(10)	-	(966)
Net income attributable to common stockholders	20,699	21,606	22,533	32,327

Weighted average number of common shares, basic	12,297,945	12,297,945	9,284,254	9,284,254
Effect of dilutive shares	-	26,917,952	-	23,082,475
Weighted average number of common shares, diluted	12,297,945	39,215,897	9,284,254	32,366,729

Earnings per common share	$1.68	$0.55	$2.43	$1.00

11.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of the Series A warrants liability is measured at each reporting period end and at each settlement date using the Black & Scholes model for the valuation of these instruments, as discussed above (Note 9). The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations. During the six months ended June 30, 2023, the Company measured on a non-recurring basis the fair values of the Series C Preferred Shares (as discussed above Note 9 (b)), July 2022 and August 2022 Warrants using Level 3 inputs of the fair value hierarchy, before and after the triggering of the down round features. These valuations resulted:

•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 11, 2023, of $1,539 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 12, 2023, of $447 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 13, 2023, of $39 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 19, 2023, of $250 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 20, 2023, of $486 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 25, 2023, of $1,486 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 26, 2023, of $171 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of March 1, 2023, of $5,391 (Note 9).

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2024
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

As of June 30, 2023, the deemed dividend for the Company’s July 2022 Warrants and August 2022 Warrants that resulted from the fair value measurement of the down round features of July 2022 and August 2022 Warrants amounted to $256 and $533, respectively, both triggered similarly to Series C Preferred Shares above (Note 9). During the six months ended June 30, 2023, the Company recorded gain from the Series A warrants measured on non-recurring basis at settlement dates amounting of to $628 and on recurring basis as of each measurement date amounting of $338. During the six months ended June 30, 2024, the Company recorded gain from the Series A warrants measured on recurring basis as of each measurement date amounting to $10. The Series A Warrants fair value as of settlement and measurement dates per discussion above (Note 9), was determined through Level 2 inputs of the fair value hierarchy as determined by management.

As of March 31, 2023 and June 30, 2023, the Company measured on recurring basis the fair value of the outstanding Series A Warrants at each measurement date of 1,021,800 and 446,550 Series A warrants, respectively, in the amount of $788 and $353, respectively. As of December 31, 2023, March 31, 2024 and June 30, 2024, the Company measured on recurring basis the fair value of the outstanding Series A Warrants at each measurement date of 14,300, 14,300 and 14,300 Series A warrants, respectively, in the amount of $32, $27 and $23, respectively.

During the six-months ended June 30, 2023, the Company measured on a non-recurring basis the fair value of Series A Warrants on each of the respective exercise dates as follows:

•	on March 7, 2023, 42,900 Series A Warrants in the amount of $37,
•	on March 8, 2023, 1,811,550 Series A Warrants in the amount of $1,612,
•	on March 9, 2023, 400,400 Series A Warrants in the amount of $340,
•	on March 10, 2023, 320,450 Series A Warrants in the amount of $269,
•	on March 17, 2023, 14,300 Series A Warrants in the amount of $11,
•	on June 15, 2023, 575,250 Series A Warrants in the amount of $420.

12.	Subsequent Events

(a) Sale and Lease Back Agreement for the Newbuilding Vessel H1515: On July 16, 2024, the Company announced that it has entered, through a separate wholly-owned subsidiary, into a sale and leaseback agreement with an unaffiliated Japanese third party for the newbuild LR2 Aframax tanker vessel H1515 (Note 5). The bareboat financing amount totals $44,250 and as part of this agreement, the vessel will be sold and chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of $7 per day and a balloon payment of approximately $23,700 payable together with the last installment, with an implied interest rate of Term SOFR plus 2.425% per annum. The Company has continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.